Management Discussion and Analysis

All amounts are stated in US Dollars unless otherwise noted

SECOND QUARTER ended June 30, 2008.

August 29th, 2008

President's Message to Shareholders

Dear Shareholders:

During the second quarter the Company personnel concentrated on completing the drilling of the La Bufa property in Chihuahua, Mexico. Drilling of La Bufa began in early March and continued into June. A total of 12 holes were completed. During the quarter a very limited amount of work was carried out on the Pine Grove property near Yerington, Nevada. A total of 99 claims were staked in the quarter to ensure that all important land in the area is under our control. The only work ongoing at Pine Grove now is by JBR Consultants who are working on permitting requirements and planning. No work was performed at the Hannah or JDS properties during the quarter. Company personnel continue to spend a great deal of time and effort on making an application to the TSX-V Exchange for a listing. One small financing was completed in April. Corporate expenditures have been kept to a minimum due to a lack of funds and a major downturn in the market.

Advancing the La Bufa property through the first phase of drilling was an important milestone in the Company's agenda. A spending commitment was necessary to meet our agreement with Almaden and that was completed. Twelve holes were completed for a total of 4,811.85 meters. The drilling that has been completed is intended to confirm the extension of the mineralized zones in the area to depth and along strike. Multiple vein and stockwork were encountered in the volcanics which lie below the intrusive. A number of gold and silver intercepts were encountered. It is well known that the mineralized zone that lies to the north east of the La Bufa claim produced 2 million ounces of gold and over 40 million ounces of silver during the late 1800s and early 1900s. This property, the Rosario/Nanking, is now under the control of Gammon Gold of Halifax. The next program of drilling will take into account all data from this program.

Work on the Pine Grove was restricted to the staking of 99 new lode claims. Lincoln now owns 192 unpatented lode claims and controls two patented claims which collectively cover 6 square miles. Management has determined that all potentially useful and valuable ground in the Pine Grove area is under our control. Lincoln contracted JBR Environmental Consultants in Reno, Nevada to expedite permitting through to feasibility.

At the Hannah and JDS properties Lincoln continues to search for joint venture partners.

The Company is pleased with the exploration carried out thus far in Mexico and is looking forward to the continuation of this work. Much has yet to be done to take the Pine Grove property to production, including completing a feasibility study.

One small financing was completed just after the end of the quarter. Employee options were approved by the compensation committee and agreed to by the Board of Directors.

Lincoln has worked hard over the years to locate and explore properties that have the potential to go to production. We believe that both the La Bufa and Pine Grove properties have that potential. Funding of our projects is very much a high priority for the Company and with that in mind we will continue our funding efforts which may include working to obtain a Canadian stock exchange listing.

We wish to thank the shareholders for their continued interest and support.

Respectfully submitted,

"Paul Saxton"

Paul Saxton

President, CEO and Director

August 29, 2008

Management's Discussion and Analysis (MD&A) supplements, but does not form part of the unaudited interim consolidated financial statements of the Company and the notes thereto for the period ended June 30, 2008. Consequently, the following discussion and analysis of the financial condition and results of operations for Lincoln Gold Corporation should be read in conjunction with the unaudited interim financial statements for the three and six month periods ended June 30, 2008 and related notes therein, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This discussion and analysis should also be read in conjunction with the consolidated audited financial statements of the Company for the year ended December 31, 2007, and the notes thereto. This discussion is meant to be an update of the Management Discussion and Analysis for the fiscal year ended December 31, 2007 and does not necessarily repeat information that has not significantly changed since the audited Annual Financial Statements were issued. The audited financial statements for the year ended December 31, 2007 including the notes thereto, and other information issued by the Company, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following MD&A and elsewhere are considered forward-looking statements. Such statements include a number of unknown risks, uncertainties and other factors that may affect the performance of various programs underway and actual results of the programs may be materially different from any results expressed or implied. Readers are cautioned not to place undue reliance on the forward-looking statements put forward by the Company in light of the risks that are set out below.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual and quarterly financial statements and notes thereto. Management is also responsible for the MD&A and other information contained in these reports. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

All Policy and Procedure aspects of the Company continued to be reviewed and a new and revised system has been integrated into the Company's day to day workings.

Most importantly, the new controls will ensure that the proper due diligence and reporting is performed on every major transaction that occurs within the Company. It is our intention that full compliance and reliability of financial reporting is achieved as required.

Management has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007. Management's evaluation was that the disclosure controls were not effective,due to the identification of a material weakness in our internal control over financial reporting as described below.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). Our controls include policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements-in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorizations of our management and directors; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the annual financial statements or inter financial statements.

Because of its inherent limitations, internal control over financial reporting may not be able to prevent or detect misstatements on a timely basis, which may be a product of collusion, failure to abide by controls, error or fraud. In addition, projections of any evaluation of the internal control's effectiveness to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statement will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, our management identified the following material weakness.

During the year end procedures a number of misstatements and disclosure deficiencies were identified in the draft financial statements for the year ended December 31, 2007 prepared by us. These misstatements and disclosure deficiencies were subsequently corrected by our management and such corrections are reflected in our consolidated financial statements. Our management determined that these adjustments had resulted from control deficiencies because we do not have sufficient accounting and finance personnel with adequately comprehensive accounting knowledge to properly address certain non-routine accounting and financial reporting matters and this control deficiency constitutes a material weakness.

As at December 31, 2007, other areas of control deficiencies that could have resulted in misstatements are noted as follows:

  a lack of segregation of duties. Due to the small size of our Company there is no effective way to completely segregate tasks and as a result there is the chance of misstatement. However, management's oversight and approval of transactions and disbursements limits the scope for inappropriate transactions;

  the audit committee did not have an independent member with financial expertise. The Company has addressed this problem by appointing a director subsequent to year end with this expertise;

  we had not formalized a code of ethics;

  we had not implemented a whistleblower policy. We plan to address this weakness by implementing a whistleblower policy in 2008;

  we do not have any personnel with adequate understanding of US and Canadian tax;

During the reporting period and subsequent to the identification of the material weaknesses in internal control over financial reporting, we have made certain changes in our internal control over financial reporting. These changes include:

  we have engaged and appointed a chief financial officer with a certified management accountant designation who has extensive experience in Canadian and US GAAP in the mining exploration area;

  we have appointed an independent director with financial expertise who serves on the audit committee;

  we have adopted a code of ethics;

  we have undergone a systematic analysis of our internal controls over financial reporting based on the COSO model;

  we have documented our corporate governance policies.

Our management has worked, and will continue to work to strengthen the Company's internal controls over financial reporting. Except for the actions described above, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Company management believes that the financial statements and MD&A filed conformed in all other respects with the requirements of form 51-102F1. Management believes that the Company's accounting systems, staffing, policies and procedures are appropriate to the size and nature of the Company's operations, despite the fact that there should be more segregation of duties in respect of accounting procedures. Management oversight and approval of transactions and disbursements, however, limits the scope for inappropriate transactions and an independent, qualified audit committee oversees the Company's reporting.

The Board of Directors has two standing committees that require full reporting. The audit committee reviews all quarterly and annuals reports and also randomly reviews the Company's financial reporting trail throughout the year. The Compensation Committee reviews and regulates the salaries, expenses and options that are being paid. The board has been meeting at least four times a year. A corporate governance committee is being established to keep up with disclosure and governance issues.

General Corporate Review

Lincoln Gold is a Canadian-based junior resource exploration company engaged in the exploration and development of base and precious metal resource properties located in Nevada, USA and Chihuahua, Mexico.

This is now the fifth year of exploration for the Company in its present form. Our exploration activities in general have resulted in the acquisition of two important projects, the Pine Grove in Nevada and the La Bufa in Chihuahua. The Company has explored and has had joint ventures on some of its other properties in Nevada but with no success. However the Company was able start a major exploration program at its La Bufa property. In addition the Company worked on pulling together the land in the Pine Grove area. Not only was land staked it was also acquired by way of purchase.

In 2006, the Company signed an option agreement with Almaden Minerals Ltd. to earn an interest in the La Bufa property, in Chihuahua, Mexico. The exploration program was started in mid 2006 but not enough work was completed to satisfy the requirements of the agreement before the anniversary date. A new exploration agreement was signed in April of 2007. The Company began a major drill program in the spring of 2008. Before the drill program started the Company carried out a number of work programs on the property including geological mapping and soil and rock sampling. By June of 2008 the Company had completed its program of 12 holes totalling 4,811.85 meters and has spent well over the $1,250,000 required to be spent by April 12, 2009 for the first two work programs.

The Company has an operating office in Chihuahua City which services its exploration in the Guadalupe area. The Company continues to look for exploration opportunities in Mexico.

During 2006, through negotiations with the various owners of properties, the Company acquired a number of claims in the Pine Grove area of Nevada near Yerington.

The Pine Grove property, located approximately 20 miles south of Yerington, Nevada, lies in a rich mineral district with a history of very high-grade mining. Significant gold mineralization is present on two of patented lode mining claims and one group of unpatented lode mining claims. In addition, Lincoln Gold has staked 90 claims that surround and encompass these claims.

Gold was discovered on the patented claims, named the Wheeler and Wilson, in 1866.
The area was mined extensively until 1872, with intermittent production until 1915. Underground mining on the Wilson and Wheeler mines produced approximately 240,000 ounces of gold from quartz veins in the sheared and altered granitic rocks to depths of 140 feet. The average grade of the ore was 1.36 ounces per ton with a cutoff grade of 0.5 opt. Gold mineralization has been identified in a 600-foot wide shear zone striking northwest and extending over one mile in length.

The Company's other Nevada properties - Hannah and JDS - are located in northern Nevada in historically rich mineral regions. The Hannah was obtained through a joint venture with a local geologist/prospector and the JDS claims were staked by Lincoln and are 100% owned. If the Company does not find a JV partner for the JDS it may drop the claims.

Change in Functional and Reporting Currency

Effective January 1, 2008, the Company adopted the Canadian (CA) dollar as its functional and reporting currency, as a significant portion of its expenses, assets, liabilities and financing are denominated in CA dollars. All currency figures reported in these interim unaudited consolidated statements are reported in CA dollars, unless otherwise specified.   Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the United States (US) dollar. The related financial statements and corresponding notes prior to January 1, 2008 have been restated to CA dollars for comparison to the 2008 financial results.

Annual Information

We have summarized selected quarterly information from the Company's financial statements, which are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Operations

United States, Nevada - Pine Grove Property

Pursuant to an agreement dated July 13, 2007, Lincoln entered into a mining lease with the Wheeler Mining Company, the owner of the claims at the Pine Grove area just south of Yerington comprising the Wheeler patent and the Wheeler Millsite patent claims described in the table and map below. This lease has a 15 year term, with an option to extend the lease for each subsequent year that the underlying claims are in commercial production. The terms of this agreement include advance royalty payments of US$10,000 in the first year, and US$30,000 per year in subsequent years, along with a sliding scale net smelter return royalty ranging from 3% at a gold price of US$450 to 7% at a gold price of US$701. Under the terms of this agreement, Lincoln is obligated to deliver a feasibility study within 24 months.

Pursuant to an agreement dated July 25, 2007, Lincoln purchased from Harold Votipka the Harvest lode claim, the Winter Harvest lode claim, and the Harvest fraction lode claim, described in the table and map below. The purchase price was US$12,000 and includes a 5% royalty on production.

Pursuant to an agreement dated August 1, 2007, Lincoln entered into a mining lease option with Lyon Grove LLC, the owner of the claims comprising the Wilson patent claim described in the table and map below. This lease has a 15 year term, and can be extended for ten additional 1 year terms at Lincoln's option on the condition that Lincoln is conducting exploration, development or mining activities on the property. Lyon Grove LLC also has the option to require Lincoln to purchase their entire interest in the property (except for the royalty, described below) for the purchase price of $1,000. The terms of this agreement include advance royalty payments of US$10,000 in the first year, and US$25,000 per year in subsequent years, along with a sliding scale net smelter return royalty ranging from 3% at a gold price of US$450 to 7% at a gold price of US$701. This agreement includes a 6 square mile area of interest that includes a 5% net smelter royalty payment on any new claims put into production.

Subsequent to the signing of these agreements the Company has staked 189 claims and the total area covered is now 6 square miles. A resource estimate has been completed by MineFill Services and this report, which is to NI43-101 standards, is filed on SEDAR.

The 2007 - 2008 Program at Pine Grove

The following disclosure on the Pine Grove project is based on the NI 43-101 compliant technical report dated September 28, 2007, as amended December 4, 2007, prepared by David M. R. Stone of Minefill Services, Inc.

The Pine Grove project is located 20 miles due south of Yerington, Nevada via State Highway 208 (paved) to the East Walker Road (gravel) to the Pine Grove Canyon drainage.

Based on the information compiled to date, the Technical Report concluded that the Pine Grove project appears to offer significant potential for re-activating a historical mining district. The Technical Report further concluded and recommended that, before a decision can be made, additional data collection and verification is warranted, as follows:

Phase 1 - Exploration

  Lands - additional claims - $30,000

  Photogrammetry - stereo orthophotos and digital topography - $30,000

  Reverse circulation drilling - $450,000

    48 vertical holes at Wheeler - 14,000 ft.

    33 vertical holes at Wilson - 9,000 ft.

    Total = 65 holes for 23,000 ft. at an all-in cost of $19.68/ft.

  Assaying - 4600 samples - $90,000

  Contract geologist - $150,000

  Drill pads and reclamation work - $65,000

  GIS work - $10,000

  Resource update - $25,000

Total Phase 1 Budget - $850,000

Objective for Phase 1 - to confirm the grades and continuity of mineralization per the Teck drilling and resource estimate, and to test the lateral margins of the deposits at Wilson and Wheeler. Should the results prove positive, then the project should be advanced to Phase 2.

Phase 2 - Metallurgical Assessment

  Core drilling - $75,000. This drilling has been completed.

    4 large diameter core drillholes - 900 ft.

    All-in costs of $83.30/ft. includes consumables

  Assays - $5,000

  Metallurgical investigation - $100,000

    Bottle roll tests

    Column leach tests

    Environmental characterization

Total Phase 2 Budget - $105,000

Phase 3 - Feasibility

  Environmental Studies - $100,000

  Archeological Work - $25,000

  Engineering Design and cost estimate - $75,000

  Report Writing - $45,000

Total Phase 3 Budget - $245,000

Total Budget Phases 1,2 and 3 - $1,200,000

The property area has had production from the mid 1860's to about 1915. It has been reported that approximately 240,000 ounces at a grade of 1.36 opt were mined over this period. In the early 1990's Teck Resources Ltd drilled 185 holes on the Wilson and Wheeler properties. In 2006 Lincoln began to acquire control of the properties in this area.

There is no assurance that further exploration will result in a final evaluation that a commercially viable mineral deposit exists on this mineral property. Lincoln anticipates that it will require additional financing in order to pursue full property exploration. Lincoln does not have sufficient financing to undertake full exploration of these mineral claims at present and there is no assurance that we will be able to obtain the necessary financing.

Teck's Drilling

In 1990 and 1991, Teck Resources Inc. drilled both properties by reverse circulation methods. The tightest drilling was on 100-foot centers and ranged up to 200 feet. Significant gold mineralization occurs in multiple, stacked, east-dipping and irregular shaped pods that range in thickness from 10 feet to over 50 feet and extend to over 300 feet in depth.

Drilling to Test Three Targets

Lincoln Gold is planning a drill program to test three target areas that surround and are adjacent to the Wilson and Wheeler claim blocks. The program is planned to start later in 2008, if funding becomes available. This is part of the Phase 1 program noted above. In addition, the Company has drilled 1000 feet of large-sized, PQ core holes to obtain material for metallurgical test work as noted above in Phase 2. The drilling was completed as part of Phase 2. Phases 1, 2 and 3 programs can be initiated separately or all together. All three programs are necessary for a feasibility study to be undertaken.

High-grade gold was discovered in 1866 and was mined by underground methods from the Wheeler and Wilson mines until 1872 with intermittent production until 1915.  The mines produced approximately 240,000 ounces from quartz veins and stockworks in sheared and altered granitic rocks to depths of 140 feet.  From 1989 to 1991, Teck Resources Inc. drilled the mineralized zones for open-pit potential using reverse circulation methods.  At present, there are at least 192 surface drill holes in the property to include 29 district exploration holes, 99 holes in the Wheeler deposit, 62 holes in the Wilson deposit, and 4 metallurgical core holes recently completed by Lincoln Gold.  There are an additional 17 underground drill holes.

Gold resources (NI 43-101 compliant) in the Wheeler and Wilson deposits together are estimated by MineFill Services Inc. at  6.06 million tons grading 0.053 opt (1.65 g/t) gold at a cutoff grade of 0.010 opt (0.31 g/t) gold (assays capped at 0.500 opt (15.5 g/t) gold) containing approximately 320,000 ozs gold.  These are classed as inferred resources. Additional drilling is planned to reaffirm these resources and to offset past exploration holes on adjacent claims. Please refer to our 43-101 report which has been filed on SEDAR.

Lincoln staked an additional 99 lode claims which has doubled the Company's land position in the Pine Grove mining district, approximately 20 miles south of Yerington, Lyon County, Nevada. Lincoln now owns 192 lode claims and two patented claims.  The Company's property position now covers over 6 square miles.

Mexico, Chihuahua State - La Bufa Property

The La Bufa Project is located in the far southwest corner of the state of Chihuahua, Mexico near the town of Guadalupe y Calvo about 300 kilometers from the city of Chihuahua and 200 kilometers from the town of Hidalgo de Parral. The project is within the Guadalupe y Calvo Mining District and lies within the Sierra Madre Occidental physiographic province. The La Bufa project is comprised of three contiguous mineral concessions totaling approximately 2,291.26 hectares and is held by Lincoln Gold through letters of intent to joint venture and joint venture agreements with Almaden Minerals and their wholly owned Mexican subsidiary Minera Gavilan, S.A. de C.V. The La Bufa Property surrounds mineral concessions of approximately 439.24 hectares held by Gammon Gold where the Rosario Vein was discovered in 1836 and where nearly all of the historic production from the district was derived.

Minera Gavilan, S.A. de C.V., a Mexican corporation holds 100% title to the Property and is a wholly owned subsidiary of Almaden Minerals Ltd., a British Columbia corporation with an office at 1103 West Pender Street, Vancouver, B.C., Canada V6C 2T8. Lincoln Gold controls the La Bufa Property through an August 8, 2005 "Letter of Intent to Joint Venture" and an April 12, 2007 Joint Venture Agreement with Minera Gavilan and Almaden Minerals. The agreement allows Lincoln Gold to earn a 60% interest in the Property over a period of four years using a combination of stock and work commitments.

The La Bufa exploration concession is located in the southwest extremity of the state of Chihuahua, Mexico and is centered on the small town (mining district) of Guadalupe y Calvo in the Sierra Madre Occidental. The single exploration concession adjoins and surrounds other concessions within the district. Net area is 2,291.26 hectares (approximately 5,661.7 net acres). The nearest commercial airport is in the city of Chihuahua, 480 km by road from the property. All-season vehicle access to the property is excellent. The town of Guadalupe y Calvo is the terminus of the paved, well-maintained Mexico Highway 24 which winds 270 kilometers from mining town of Hidalgo del Parral to the northeast. Access on the concession is via dirt roads.

Exploration Programs at La Bufa

The La Bufa Property is in the early stage of exploration and presently contains no known gold or silver resources. There is no plant or equipment on the Property. The concessions encompass the town of Guadalupe y Calvo. Potential for gold-silver veins exists primarily along the eastern side of the town in low, forested and brush-covered hills.

In 2006, the Company conducted aerial photography over the entire district for the purpose of generating a topographic base map suitable for detail geologic mapping. A Mexican survey crew was contracted to survey control points required to produce the topographic maps. However, snow delayed the survey crew from access to the survey area. Surveying was completed after the snow melted.

In March of 2008 drilling commenced on the La Bufa property. A total of 12 holes were completed by June 3. Assays received to date have been published in news releases and include the following:

		FROM-TO	INTERCEPT	AU	AG	CU	PB	ZN
HOLE NO.	ANGLE	meters	meters	gpt	gpt	ppm or %	ppm or %	ppm or %

LB-01	-45[o]	94.50-97.00	2.50	4.12	281	397	561	764
LB-02	-45[o]	73.15-76.20	3.05	1.07	5.00	161	96	309
LB-03	-45[o]	172.22-173.72	1.50	10.70	516	0.50%	2.54%	2.42%
LB-04	-45[o]	199.90-201.35	1.45	0.727	33.8	129	631	881
LB-05	-60[o]	152.40-153.93	1.53	1.37	10.7	289	0.27%	0.41%
LB-06	-45[o]	50.29-51.79	1.50	3.91	110	868	510	413
LB-07	-60[o]			Low	Low
LB-08	-45[o]			Low	Low
LB-09	-60[o]			Low	Low
LB-10	-60[o]	19.79-21.34	1.55	0.985	25.8	39	126	66
LB-11	-60[o]	51.82-53.32	1.50	0.549	37.8	44	126	66
		288.51-290.06	1.55	0.064	23.6	1.13%	3.69%	6.48%
LB-12	-45[o]	38.10-39.60	1.50	1.13	28.9	10	71	54
		39.60-41.14	1.54	4.07	75.0	137	114	49

Angle core drilling is focused on steeply dipping quartz veins and stockwork zones which extend onto the La Bufa property from the Rosario gold-silver vein system to the north.  Assays have been received from the holes of which two holes contain encouraging results listed above.

Gold-silver mineralization occurs in veins and stockwork hosted in felsic tuffs which overly granitic intrusive rocks.  Similar quartz vein and stockwork zones are present in other core holes.

By June of 2008 the Company had completed its program of 12 holes totalling 4,811.85 meters and has spent well over the $1,250,000 required to be spent by April 12, 2009 for the first two work programs. The next phase of exploration expenditures of $1,000,000 is required to be completed by April 12, 2010. This next program has not been planned at this time and will not be until the results of the 2008 program have been studied in more detail. It is expected however that the next exploration program will include mapping and sampling on the northwest section of the claim block as well as a drill program in that area as well. The timing of this work is for late 2009 and/or early 2010.

United States, Nevada - JDS Property

Lincoln is the owner of the seventy-seven (77) unpatented lode claims comprising the JDS project which covers approximately 1,540 acres (2.04 sq miles). Lincoln staked and recorded the mineral claims, which are located in Sections 14, 15, 22, 23 26 & 27 T25N R50E of Eureka County, Nevada. These mineral claims are registered in Lincoln's name and are not subject to underlying lease payments or royalties. The JDS property is subject only to annual claim maintenance fees payable to the BLM and Eureka County.

These claims are not critical to the Company and may be dropped.

Quarterly Results

The unaudited consolidated financial statements for the three and six month periods ended June 30, 2008 and 2007 summarize the financial impact of our financings and investments. This discussion is meant to provide information not included in the financial statements and an explanation of some of the financial statement information.

The Company's operations during the three and six month periods ended June 30, 2008 produced a net loss of $1,335,157 and $2,166,577 or $0.02 and $0.04 per share, respectively, compared to a net loss of $144,464 and $202,945 or $0.003 and $0.005 per share, respectively, for the same period in 2007. As the Company does not own any revenue-producing resource properties, no mining revenues have been recorded to date. The increase in net loss over the same period last year is largely due to increased activities in all areas including investor relations activities, legal fees, consulting costs, and travel expenses. In addition there was an increase in foreign exchange loss and management and professional fees. Regulatory and shareholder service costs were up as were consulting services. Management services were up while office fees associated with running the Vancouver operation were higher as well.

During the three and six month periods ended June 30, 2008, the Company had increased exploration expenditures in Mexico at the La Bufa, and in the United States at the Pine Grove property, while there were no significant exploration expenditures in the previous year.

During the quarter ended June30, 2008, the Company had increased exploration expenditures because of expanded exploration in Mexico while there was no exploration in the United States. The larger exploration costs in Mexico related to drilling at La Bufa. Shareholder service and regulatory costs increased in the period ended June 30, 2008 to $15,485 from $2,926 in 2007. The change was primarily due to increased amounts of work being performed in this quarter on

La Bufa and applications for listing on the TSX-V Exchange. Shareholder service costs include such things as regulatory fees, and shareholder costs associated with the Transfer Agent. Management fees in the quarter ended June 2008 of $17,500 was up from the previous year's quarter of $6,532. This all reflects on an exploration and development company that was relatively busy in early 2008 in Mexico. Travel costs were down significantly from last year which reflects in reduced travel to Mexico. Investor relations costs were down to $8,588 in 2008 from $18,748 in 2007 reflecting less activity in this area.

Overall there was a significant increase in administrative activities and corresponding costs to support the operations and exploration during the three and six month periods ended June 30, 2008. This reflected in increases in all areas, including management fees, office expenses, professional fees, foreign exchange loss and regulatory services. There was no stock based compensation during the quarter. There was no acquisition of capital equipment.

Liquidity, Financial Position and Capital Resources

At June 30, 2008, the Company had cash of $18,244 and a working capital deficiency of $1,799,642, as compared to cash of $123,201 and a working capital deficiency of $71,665 at December 31, 2007.

The Company's operations used $428,856 and $937,274 in cash during the three and six month periods ended June 30, 2008, respectively, as compared to $170,225 and $192,355 in 2007. The increase in cash used in operations is due to additional expenditures incurred in the exploration of the Company's Pine Grove and La Bufa properties.

Cash used in investing activities for the three and six month periods ended June 30, 2008 relates to the purchase of fixed assets.

Financing activities raised $368,144 and $477,758 in cash during the three and six month periods ended June 30, 2008, respectively for a total of $845,902, as follows: (i) the Company completed private placements for net proceeds of $279,790; (ii) proceeds of $301,112 from loans payable and; (iii) proceeds of $265,000 from convertible loans.

The Company as such does not have any revenue producing assets and as such relies on the equity markets for funding. This includes the raising of funds by way of the sale of shares. The Company has accumulated a large amount of debt that has to be settled. In addition the Company has a program of work that it would like to complete over the next 12 to 18 months as well as administrative costs to cover. The work program will involve the Pine Grove property and the La Bufa property. See above for details of work on both projects. The Company will need to raise about $3 million to cover the costs of debt and carry out the next work program and cover administrative costs. Plans are underway to raise these funds over the next 3 to 4 months.

Transactions with related parties

During the period ended June 30, 2008, the Company paid management fees and consulting fees of $27,561 (2007 - $1,600) and rent, included in office, of $1,215 (2007 - $1,500) to the Vice President of the Company and management fees of $30,917 (2007 - $11,130) to a company owned by the President of the Company.

As at June 30, 2008, the Company owed $48,575 (2007 - $6,191) to various directors and officers of the Company which is included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Capital Stock, Stock Options and Warrants

Common shares

Authorized capital: Unlimited common shares, no par value

In January 2008, the Company completed a private placement of 2,067,000 units at a price of $0.20 per unit for proceeds of $413,400. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years. The Company paid finder's fees of $35,375 in relation to this private placement.

On May 14, 2008, the Company completed a private placement of 400,000 units at a price of $0.20 per unit for proceeds of $80,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years.

On May 21, 2008, the Company completed a private placement of 200,000 units at a price of $0.15 per unit for proceeds of $30,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 for a period of two years. The company paid finder's fees of $30,563 in relation to these two private placements.

Stock options

The Company has a fixed stock option plan. The stock option plan permits the directors of the Company to grant incentive options to the employees, directors, officers and consultants of the Company. The maximum number of shares issuable under the stock option plan is 2,500,000.

The following are outstanding at June 30, 2008:

Common shares	54,458,666
Shares issuable on the exercise of outstanding stock options	2,450,000
Shares available for future stock option grants	50,000
Shares issuable on the exercise of share purchase warrants	9,971,000